Ahold names
Kerry Underhill
SVP Corporate
Communications

Zaandam, The Netherlands, June 20, 2005 - Ahold today announced that Kerry Underhill has been appointed Senior Vice President Corporate Communications, effective July 1, 2005. In this position, he will report to Anders Moberg, President & CEO.

Underhill will be responsible for Corporate Affairs, Food Safety & Consumer Affairs, Investor Relations, Issue Management, Media Relations and Marketing & Internal Communications.

Underhill, 46, holds dual British/New Zealand nationality. Most recently he was Managing Director at Deutsche Bank A.G. in London. He led the investment bank's Communications and Marketing divisions before focusing on internal communications for the investment banking, private banking, asset management and retail divisions. Underhill's professional career also includes positions in executive communication with UBS AG and the Swiss Bank Corporation as well as PR consultancy.

Prior to his employment in the financial services industry, Underhill worked as a journalist in New Zealand, the Middle East and the United Kingdom. He is specialized in change communication, crisis management and e-communications, and is a regular public speaker on communication trends.

"We are delighted to have found a highly experienced all-rounder to spearhead our communications strategy as we reach the intersection of the Road to Recovery and our future strategic direction," said Moberg, commenting on the appointment. "Kerry has extensive experience in financial services and a solid track record in media relations, internal communications and brand management. We believe he will be a great addition to our team."

Underhill succeeds Kiki Stiemer, who after a year as interim SVP Communications will continue to focus on Ahold's longer-term strategy in a support role to the CEO and corporate executive management.

Ahold Corporate Communications: +31 (0)75-659 5720

[Graphic omitted] Ahold

www.ahold.com

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